Exhibit 99.1

Notification of Major Holdings Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country JPMorgan Chase & Co. Wilmington, Delaware United States of America (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 24/12/2025

6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 1,29% 2,35% 3,64% 177.778.907 Previous notification (if applicable) 3,23% 2,40% 5,62% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0005664809 0 2.293.840 0,00% 1,29 % Total 2.293.840 1,29 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % Internal right to recall shares lent out n/a n/a 624.369 0,35 % Right to recall shares lent out n/a n/a 830.370 0,47 % Voting rights absolute Voting rights in % Total 1.454.739 0,82%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity Swap 10/02 /2026 -07 /11/2030 10/02 /2026 -07 /11/2030 Cash 2.716.502 1,53 % Voting rights absolute Voting rights in % Total 2.716.502 1,53% 8. Information in relation to the person subject of the notification obligation (please tick the applicable box) Person subject to the notification obligation (3.) is not controlled does it control any other nor undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) JPMorgan Chase & Co. JPMorgan Chase Bank, National Association J.P. Morgan International Finance Limited J.P. Morgan Capital Holdings Limited J.P. Morgan Securities plc - JPMorgan Chase & Co. JPMorgan Chase Holdings LLC J.P. Morgan Broker-Dealer Holdings Inc. J.P. Morgan Securities LLC

9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information Date, Signature 29/12/2025 Ketan Shah